                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No.      )*

                            INTIER AUTOMOTIVE INC.

-------------------------------------------------------------------------------
                               (Name of Issuer)

                       CLASS A SUBORDINATE VOTING SHARES

-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  46115N 10 4

-------------------------------------------------------------------------------
                                (CUSIP Number)

                                 JULY 31, 2001

-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[_]Rule 13d-1(b)
[_]Rule 13d-1 (c)
[X]Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13G

CUSIP No. 46115N 10 4                                         Page 2 of 10 Pages

 1   NAMES OF REPORTING PERSONS
     I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     STRONACH TRUST

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[_]
     (b)[X]

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     ONTARIO, CANADA

  NUMBER OF   5   SOLE VOTING POWER
    SHARES        57,662,474
 BENEFICIALLY
   OWNED BY   6   SHARED VOTING POWER
     EACH         0
  REPORTING
 PERSON WITH  7   SOLE DISPOSITIVE POWER
                  57,662,474

              8   SHARED DISPOSITIVE POWER
                  0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     57,662,474

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)  [_]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     91.3%

12   TYPE OF REPORTING PERSON*
     OO

                                      13G

CUSIP No. 46115N 10 4                                         Page 3 of 10 Pages

 1   NAMES OF REPORTING PERSONS
     I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     445327 ONTARIO LIMITED

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[_]
     (b)[X]

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     ONTARIO, CANADA

  NUMBER OF   5   SOLE VOTING POWER
    SHARES        57,662,474
 BENEFICIALLY
   OWNED BY   6   SHARED VOTING POWER
     EACH         0
  REPORTING
 PERSON WITH  7   SOLE DISPOSITIVE POWER
                  57,662,474

              8   SHARED DISPOSITIVE POWER
                  0

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     57,662,474

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)  [_]

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     91.3%

 12  TYPE OF REPORTING PERSON*
     CO

                                      13G

CUSIP No. 46115N 10 4                                         Page 4 of 10 Pages

 1   NAMES OF REPORTING PERSONS
     I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MAGNA INTERNATIONAL INC.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[_]
     (b)[X]

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     ONTARIO, CANADA

  NUMBER OF   5   SOLE VOTING POWER
    SHARES        57,662,474
 BENEFICIALLY
   OWNED BY   6   SHARED VOTING POWER
     EACH         0
  REPORTING
 PERSON WITH  7   SOLE DISPOSITIVE POWER
                  57,662,474

              8   SHARED DISPOSITIVE POWER
                  0

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     57,662,474

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)  [_]

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     91.3%

 12  TYPE OF REPORTING PERSON*
     CO

                                                             Page 5 of 10 Pages

Item 1.

(a) Name of Issuer

Intier Automotive Inc. (the "Issuer").

(b) Address of Issuer's Principal Executive Offices

521 Newpark Blvd.
Newmarket, Ontario
Canada L3Y 4X7

Item 2.

(a) Name of Person Filing

This Schedule 13G is being filed by each of the following persons:

  (i)   the Stronach Trust;

  (ii)  445327 Ontario Inc. ("445327"); and

  (iii) Magna International Inc. ("Magna").

The Stronach Trust is a family trust which owns all of the shares of 445327. 445327 is a corporation which owns 724,829 Class B Shares of Magna, such shares representing approximately 58% of the total votes carried by the total outstanding Class A Subordinate Voting Shares and Class B Shares of Magna. Magna designs, develops and manufactures automotive systems, assemblies, modules and components and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia.
(b) Address of Principal Business Office or, if none, Residence

  (i)   The Principal Business Office of the Stronach Trust and 445327 is:

        14875 Bayview Avenue
        R.R.#2
        Aurora, Ontario
        Canada L4G 3C8

  (ii)  The Principal Business Office of Magna is:

        337 Magna Drive
        Aurora, Ontario

                                                             Page 6 of 10 Pages
        Canada L4G 7K1

(c) Citizenship

The Stronach Trust is a trust formed under the laws of Ontario, Canada and each of 445327 and Magna is a corporation incorporated and subsisting under the laws of Ontario, Canada.

(d) Title of Class of Securities

Class A Subordinate Voting Shares

(e) CUSIP Number

46115N 10 4

Item 3. If this statement is filed pursuant to (S)240.13d-1(b) or (S)240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act;

(b) [ ] Bank as defined in section 3(a)(6) of the Act;

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act;

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940;

(e) [ ] An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with
    (S)240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with
    (S)240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [ ] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

                                                              Page 7 of 10 Pages
Item 4. Ownership

Information provided in this section is as of December 31, 2001.

Stronach Trust

(a) Amount Beneficially Owned: 57,662,474 Class A Subordinate Voting Shares of the Issuer, comprised of:

  (i) 42,751,938 Class B Shares of the Issuer, convertible into 42,751,938 Class A Subordinate Voting Shares of the Issuer;

  (ii) 1,125,000 Preferred Shares, Series 1 of the Issuer, convertible into 7,455,268 Class A Subordinate Voting Shares of the Issuer; and

  (iii) 1,125,000 Preferred Shares, Series 2 of the Issuer, convertible into 7,455,268 Class A Subordinate Voting Shares of the Issuer.
(b) Percent of Class: 91.3% (assuming full conversion of the Class B Shares and Preferred Shares of the Issuer).

(c) Number of shares as to which the person has:

  (i) sole power to vote or to direct the vote: 57,662,474 Class A Subordinate Voting Shares of the Issuer (assuming full conversion of the Class B Shares and Preferred Shares);

  (ii)  shared power to vote or to direct the vote: 0;

  (iii) sole power to dispose or to direct the disposition of: 57,662,474 Class A Subordinate Voting Shares of the Issuer (assuming full conversion of the Class B Shares and Preferred Shares);
        and

  (iv)  shared power to dispose or to direct the disposition of: 0.

445327 Ontario Inc.

The Stronach Trust owns all the outstanding shares of 445327.

(a) Amount Beneficially Owned: 57,662,474 Class A Subordinate Voting Shares of the Issuer, comprised of:

  (i) 42,751,938 Class B Shares of the Issuer, convertible into 42,751,938 Class A Subordinate Voting Shares of the Issuer;

  (ii) 1,125,000 Preferred Shares, Series 1 of the Issuer, convertible into 7,455,268 Class A Subordinate Voting Shares of the Issuer; and

                                                             Page 8 of 10 Pages


  (iii) 1,125,000 Preferred Shares, Series 2 of the Issuer, convertible into 7,455,268 Class A Subordinate Voting Shares of the Issuer.

(b) Percent of Class: 91.3% (assuming full conversion of the Class B Shares and Preferred Shares of the Issuer).

(c) Number of shares as to which the person has:

  (i) sole power to vote or to direct the vote: 57,662,474 Class A Subordinate Voting Shares of the Issuer (assuming full conversion of the Class B Shares and Preferred Shares);

  (ii)  shared power to vote or to direct the vote: 0;

  (iii) sole power to dispose or to direct the disposition of: 57,662,474
        Class A Subordinate Voting Shares (assuming full conversion of the Class B Shares and Preferred Shares); and

  (iv)  shared power to dispose or to direct the disposition of: 0.

Magna International Inc.

445327 is a corporation which owns 724,829 Class B Shares of Magna, such shares representing approximately 58% of the total votes carried by the total outstanding Class A Subordinate Voting Shares and Class B Shares of Magna.

(a) Amount Beneficially Owned: 57,662,474 Class A Subordinate Voting Shares of the Issuer, comprised of:

  (i) 42,751,938 Class B Shares of the Issuer, convertible into 42,751,938 Class A Subordinate Voting Shares of the Issuer;

  (ii) 1,125,000 Preferred Shares, Series 1 of the Issuer, convertible into 7,455,268 Class A Subordinate Voting Shares of the Issuer; and

  (iii) 1,125,000 Preferred Shares, Series 2 of the Issuer, convertible into 7,455,268 Class A Subordinate Voting Shares of the Issuer.

(b) Percent of Class: 91.3% (assuming full conversion of the Class B Shares and Preferred Shares of the Issuer).

(c)Number of shares as to which the person has:

  (i) sole power to vote or to direct the vote: 57,662,474 Class A Subordinate Voting Shares of the Issuer (assuming full conversion of the Class B Shares and Preferred Shares);

  (ii)  shared power to vote or to direct the vote: 0;

                                                             Page 9 of 10 Pages

  (iii) sole power to dispose or to direct the disposition of: 57,662,474 Class A Subordinate Voting Shares of the Issuer (assuming full conversion of the Class B Shares and Preferred Shares); and

  (iv)  shared power to dispose or to direct the disposition of: 0.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Member of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

(a) Not applicable.

(b)Not applicable.

                                   SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002

                                       STRONACH TRUST

                                       By: /s/ Belinda Stronach
                                           ____________________________________
                                           Name:  Belinda Stronach
                                           Title: Trustee

                                                             Page 10 of 10 Pages

                                        445327 ONTARIO INC.

                                        By: /s/ Belinda Stronach
                                            ___________________________________
                                            Name:  Belinda Stronach
                                            Title: Vice-President

                                        MAGNA INTERNATIONAL INC.

                                        By: /s/ J. Brian Colburn
                                            ___________________________________
                                            Name:  J. Brian Colburn
                                            Title: Executive Vice-President,
                                                   Special Projects and
                                                   Secretary